FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

FORM 8 (OPD)

PUBLIC OPENING POSITION DISCLOSURE BY A PARTY TO AN OFFER
Rules 8.1 and 8.2 of the Takeover Code (the “Code”)

1.           KEY INFORMATION

(a)Identity of the party to the offer making the disclosure:	ASTRAZENECA PLC
(b)Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient	N/A
(c)Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each party to the offer	ASTRAZENECA PLC (OFFEREE)
(d)Is the party to the offer making the disclosure the offeror or the offeree?	OFFEREE
(e)Date position held:	12 MAY 2014
(f)Has the party previously disclosed, or is it today disclosing, under the Code in respect of any other party to this offer?	YES: PFIZER INC. (OFFEROR) DISCLOSING TODAY

2.           POSITIONS OF THE PARTY TO THE OFFER MAKING THE DISCLOSURE

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates

Class of relevant security:
	Interests		Short positions
	Number	%	Number	%
(1)Relevant securities owned and/or controlled:	Nil	0	Nil	0
(2)Derivatives (other than options):	Nil	0	Nil	0
(3)Options and agreements to purchase/sell:	Nil	0	Nil	0
TOTAL:	Nil	0	Nil	0

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)	Rights to subscribe for new securities

Class of relevant security in relation to which subscription right exists:	None
Details, including nature of the rights concerned and relevant percentages:	None

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(c)           Irrevocable commitments and letters of intent

Details of any irrevocable commitments or letters of intent procured by the party to the offer making the disclosure or any person acting in concert with it (see Note 3 on Rule 2.11 of the Code):
None

3.	POSITIONS OF PERSONS ACTING IN CONCERT WITH THE PARTY TO THE OFFER MAKING THE DISCLOSURE

Details of any interests, short positions and rights to subscribe of any person acting in concert with the party to the offer making the disclosure:

3(a)           Shares held by directors of AstraZeneca PLC

Director	Number of AstraZeneca Shares	Percentage of total issued share capital (%)
Pascal Soriot	151,581	0.01200826
Marc Dunoyer	500	0.00003961
Leif Johansson	33,009	0.002614976
Genevieve Berger	1,790	0.000141804
Bruce Burlington	2,249	0.000178166
Ann Cairns	1,225	0.000097044
Graham Chipchase	1,900	0.000150518
Jean-Philippe Courtois	2,635	0.000208745
Rudy Markham	2,452	0.000194248
Nancy Rothwell	2,643	0.000209379
Shriti Vadera	3,000	0.00023766
John Varley	9,500	0.000752591
Marcus Wallenberg	63,646	0.005042042

3(b)           Directors’ interests in awards of AstraZeneca PLC shares under AstraZeneca PLC’s share plans

Deferred Bonus Plan

Director	Number of AstraZeneca Shares	Date of grant	Award price (pence)	Vesting date
Pascal Soriot	3,799	25/02/2013	2939	25/02/2016
Pascal Soriot	15,966	28/03/2014	3904	28/03/2017
Marc Dunoyer	2,679	28/03/2014	3904	28/03/2017

Performance Share Plan

Director	Number of AstraZeneca Shares	Date of grant	Award price (pence)	Vesting date
Pascal Soriot	125,113	11/06/2013	3297	11/06/2016
Pascal Soriot	124,066	28/03/2014	3904	28/03/2017
Marc Dunoyer	90,853	01/08/2013	3302	01/08/2016
Marc Dunoyer	52,254	28/03/2014	3904	28/03/2017

AstraZeneca Investment Plan

Director	Number of AstraZeneca Shares	Date of grant	Award price (pence)	Vesting date
Pascal Soriot	89,960	11/06/2013	3297	01/01/2021
Pascal Soriot	20,677	28/03/2014	3904	01/01/2022
Marc Dunoyer	8,176	01/08/2013	3302	01/01/2021
Marc Dunoyer	8,709	28/03/2014	3904	01/01/2022

Restricted Share Award

Director	Number of AstraZeneca Shares	Date of grant	Award price (pence)	Vesting date
Pascal Soriot	20,732	26/10/2012	2894	01/10/2014
Pascal Soriot	20,732	26/10/2012	2894	01/10/2015

Restricted Share Plan

Director	Number of AstraZeneca Shares	Date of grant	Award price (pence)	Vesting date
Marc Dunoyer	9,103	01/08/2013	3302	15/06/2014
Marc Dunoyer	41,472	01/08/2013	3302	15/06/2015
Marc Dunoyer	14,930	01/08/2013	3302	01/08/2016

3(c)           Interests of connected advisers

Goldman, Sachs & Co

Class of relevant security:	USD 0.25 ordinary and ADRs
	Interests		Short positions
	Number	%	Number	%
(1)Relevant securities owned and/or controlled:	15,066	0.00	222,448	0.01
(2)Derivatives (other than options):	0	0.00	0	0.00
(3)Options and agreements to purchase/sell:	205,600	0.02	177,900	0.01
TOTAL:	220,666	0.02	400,348	0.03

Morgan Stanley B.V.

Class of relevant security:	USD 0.25 ordinary and ADRs
	Interests		Short positions
	Number	%	Number	%
(1)Relevant securities owned and/or controlled:	0	0.00	0	0.00
(2)Derivatives (other than options):	0	0.00	0	0.00
(3)Options and agreements to purchase/sell:	6,883	0.00	0	0.00
TOTAL:	6,883	0.0005	0	0.00

3(d)           Interests of employment benefit trusts

Entity	Number of AstraZeneca Shares	Percentage of existing issued shares (%)
AstraZeneca Employee Share Trust Limited	1,051,810	0.083324481
AstraZeneca Share Trust Limited	100	0.000007922

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3 for each additional class of relevant security.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

4.           OTHER INFORMATION

(a)           Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer making the disclosure or any person acting in concert with it:
If there are no such agreements, arrangements or understandings, state “none”

None

(b)           Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer making the disclosure, or any person acting in concert with it, and any other person relating to:
(i)the voting rights of any relevant securities under any option; or
(ii)the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state “none”

None

(c)           Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	YES
Supplemental Form 8 (SBL)	NO

Date of disclosure:	12 May 2014
Contact name:	Adrian Kemp, Company Secretary
Telephone number:	020 7604 8000

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

SUPPLEMENTAL FORM 8(OPEN POSITIONS)

DETAILS OF OPEN OPTION AND DERIVATIVE POSITIONS, AGREEMENT TO
PURCHASE OR SELL ETC.
Note 5(i) on Rule 8 of the Takeover Code (the “Code”)

1.           KEY INFORMATION

Identity of the person whose open positions are being disclosed:	GOLDMAN, SACHS & CO.
Name of offeror/offeree in relation to whose relevant securities disclosure relates:	ASTRAZENECA PLC (OFFEREE)

2.           OPTIONS AND DERIVATIVES

Class of relevant security	Product description e.g. call option	Written or purchased	Number of securities to which option or derivative relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date
USD 0.25 ordinary	Call Option	Sold	100	75.0000 USD	AMER	15/01/2016
USD 0.25 ordinary	Call Option	Sold	200	45.0000 USD	AMER	19/07/2014
USD 0.25 ordinary	Call Option	Sold	200	75.0000 USD	AMER	17/05/2014
USD 0.25 ordinary	Call Option	Purchased	200	80.0000 USD	AMER	18/10/2014
USD 0.25 ordinary	Call Option	Purchased	300	72.5000 USD	AMER	17/01/2015
USD 0.25 ordinary	Call Option	Sold	500	80.0000 USD	AMER	21/06/2014
USD 0.25 ordinary	Call Option	Purchased	600	60.0000 USD	AMER	19/07/2014
USD 0.25 ordinary	Call Option	Sold	600	67.5000 USD	AMER	17/05/2014
USD 0.25 ordinary	Call Option	Purchased	600	70.0000 USD	AMER	15/01/2016
USD 0.25 ordinary	Call Option	Sold	800	67.5000 USD	AMER	18/10/2014
USD 0.25 ordinary	Call Option	Sold	1,000	90.0000 USD	AMER	19/07/2014
USD 0.25 ordinary	Call Option	Purchased	1,100	65.0000 USD	AMER	17/05/2014
USD 0.25 ordinary	Call Option	Sold	1,100	70.0000 USD	AMER	18/10/2014
USD 0.25 ordinary	Call Option	Purchased	1,200	72.5000 USD	AMER	18/10/2014
USD 0.25 ordinary	Call Option	Sold	1,300	62.5000 USD	AMER	17/01/2015
USD 0.25 ordinary	Call Option	Purchased	1,300	67.5000 USD	AMER	17/01/2015
USD 0.25 ordinary	Call Option	Sold	1,600	65.0000 USD	AMER	19/07/2014
USD 0.25 ordinary	Call Option	Sold	1,600	67.5000 USD	AMER	19/07/2014
USD 0.25 ordinary	Call Option	Purchased	1,700	62.5000 USD	AMER	19/07/2014
USD 0.25 ordinary	Call Option	Sold	1,800	70.0000 USD	AMER	21/06/2014
USD 0.25 ordinary	Call Option	Purchased	1,800	75.0000 USD	AMER	18/10/2014
USD 0.25 ordinary	Call Option	Purchased	2,000	55.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Call Option	Purchased	2,000	70.0000 USD	AMER	17/05/2014
USD 0.25 ordinary	Call Option	Purchased	2,400	77.5000 USD	AMER	19/07/2014
USD 0.25 ordinary	Call Option	Sold	2,600	67.5000 USD	AMER	21/06/2014
USD 0.25 ordinary	Call Option	Purchased	2,700	57.5000 USD	AMER	17/01/2015
USD 0.25 ordinary	Call Option	Sold	2,800	65.0000 USD	AMER	15/01/2016
USD 0.25 ordinary	Call Option	Purchased	2,800	72.5000 USD	AMER	17/05/2014
USD 0.25 ordinary	Call Option	Purchased	2,900	77.5000 USD	AMER	21/06/2014
USD 0.25 ordinary	Call Option	Sold	3,100	60.0000 USD	AMER	15/01/2016
USD 0.25 ordinary	Call Option	Purchased	3,100	75.0000 USD	AMER	21/06/2014
USD 0.25 ordinary	Call Option	Purchased	3,300	75.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Call Option	Sold	3,300	85.0000 USD	AMER	19/07/2014
USD 0.25 ordinary	Call Option	Purchased	3,500	72.5000 USD	AMER	19/07/2014
USD 0.25 ordinary	Call Option	Purchased	4,600	65.0000 USD	AMER	21/06/2014
USD 0.25 ordinary	Call Option	Purchased	5,400	75.0000 USD	AMER	19/07/2014
USD 0.25 ordinary	Call Option	Sold	7,100	72.5000 USD	AMER	21/06/2014
USD 0.25 ordinary	Call Option	Sold	7,400	70.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Call Option	Purchased	9,400	80.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Call Option	Purchased	11,100	65.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Call Option	Sold	18,100	60.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Call Option	Sold	21,900	70.0000 USD	AMER	19/07/2014
USD 0.25 ordinary	Call Option	Sold	32,500	80.0000 USD	AMER	19/07/2014
USD 0.25 ordinary	Call Option	Purchased	33,300	60.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Purchased	100	35.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Purchased	100	40.0000 USD	AMER	19/07/2014
USD 0.25 ordinary	Put Option	Purchased	100	40.0000 USD	AMER	15/01/2016
USD 0.25 ordinary	Put Option	Purchased	100	47.5000 USD	AMER	15/01/2016
USD 0.25 ordinary	Put Option	Purchased	200	30.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Sold	200	37.5000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Purchased	300	60.0000 USD	AMER	17/05/2014
USD 0.25 ordinary	Put Option	Purchased	300	70.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Sold	300	75.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Sold	500	52.5000 USD	AMER	19/07/2014
USD 0.25 ordinary	Put Option	Sold	600	57.5000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Sold	600	65.0000 USD	AMER	19/07/2014
USD 0.25 ordinary	Put Option	Sold	800	67.5000 USD	AMER	17/05/2014
USD 0.25 ordinary	Put Option	Sold	900	27.5000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Sold	900	32.5000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Sold	900	70.0000 USD	AMER	21/06/2014
USD 0.25 ordinary	Put Option	Purchased	1,000	55.0000 USD	AMER	21/06/2014
USD 0.25 ordinary	Put Option	Purchased	1,000	60.0000 USD	AMER	18/10/2014
USD 0.25 ordinary	Put Option	Purchased	1,000	60.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Purchased	1,000	75.0000 USD	AMER	17/05/2014
USD 0.25 ordinary	Put Option	Sold	1,100	70.0000 USD	AMER	17/05/2014
USD 0.25 ordinary	Put Option	Sold	1,200	67.5000 USD	AMER	18/10/2014
USD 0.25 ordinary	Put Option	Sold	1,200	72.5000 USD	AMER	15/01/2016
USD 0.25 ordinary	Put Option	Sold	1,300	40.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Purchased	2,100	30.0000 USD	AMER	15/01/2016
USD 0.25 ordinary	Put Option	Purchased	2,100	50.0000 USD	AMER	19/07/2014
USD 0.25 ordinary	Put Option	Sold	2,100	65.0000 USD	AMER	18/10/2014
USD 0.25 ordinary	Put Option	Sold	2,300	52.5000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Purchased	2,400	35.0000 USD	AMER	15/01/2016
USD 0.25 ordinary	Put Option	Purchased	2,600	57.5000 USD	AMER	21/06/2014
USD 0.25 ordinary	Put Option	Sold	2,600	65.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Sold	3,100	67.5000 USD	AMER	19/07/2014
USD 0.25 ordinary	Put Option	Sold	3,600	70.0000 USD	AMER	18/10/2014
USD 0.25 ordinary	Put Option	Sold	3,900	52.5000 USD	AMER	15/01/2016
USD 0.25 ordinary	Put Option	Sold	4,100	70.0000 USD	AMER	19/07/2014
USD 0.25 ordinary	Put Option	Purchased	4,300	60.0000 USD	AMER	21/06/2014
USD 0.25 ordinary	Put Option	Sold	4,700	42.5000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Purchased	5,000	25.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Purchased	5,100	47.5000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Purchased	5,200	45.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Purchased	5,900	62.5000 USD	AMER	17/05/2014
USD 0.25 ordinary	Put Option	Purchased	5,900	62.5000 USD	AMER	19/07/2014
USD 0.25 ordinary	Put Option	Purchased	6,400	50.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Sold	7,100	65.0000 USD	AMER	21/06/2014
USD 0.25 ordinary	Put Option	Purchased	7,500	60.0000 USD	AMER	19/07/2014
USD 0.25 ordinary	Put Option	Sold	7,600	67.5000 USD	AMER	21/06/2014
USD 0.25 ordinary	Put Option	Sold	8,400	65.0000 USD	AMER	17/05/2014
USD 0.25 ordinary	Put Option	Purchased	8,600	55.0000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Sold	10,000	55.0000 USD	AMER	19/07/2014
USD 0.25 ordinary	Put Option	Sold	10,400	62.5000 USD	AMER	17/01/2015
USD 0.25 ordinary	Put Option	Sold	11,600	57.5000 USD	AMER	19/07/2014
USD 0.25 ordinary	Put Option	Sold	16,300	62.5000 USD	AMER	21/06/2014

3.           AGREEMENTS TO PURCHASE OR SELL

Full details should be given so that the nature of the interest or position can be fully understood:

It is not necessary to provide details on a Supplement form (Open Positions) with regard to contracts for differences ("CFD") or spread bets

 The currency of all pieces and other monetary amounts should be stated.

The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.
SUPPLEMENTAL FORM 8 (OPEN POSITIONS)

DETAILS OF OPEN OPTION AND DERIVATIVE POSITIONS, AGREEMENTS TO PURCHASE OR SELL ETC.
Note 5(i) on Rule 8 of the Takeover Code (the “Code”)

1.           KEY INFORMATION

Identity of person whose open positions are being disclosed:	MORGAN STANLEY B.V.
Name of offeror/offeree in relation to whose relevant securities the disclosure relates:	ASTRAZENECA PLC (OFFEREE)

2.           OPTIONS AND DERIVATIVES

Class of relevant security	Product description e.g. call option	Written or purchased	Number of securities to which option or derivative relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date
USD 0.25 ordinary	Call option	Written	1,737	SEK 336.9	European	26/11/2015
USD 0.25 ordinary	Call option	Written	610	SEK 307.4	European	23/11/2017
USD 0.25 ordinary	Call option	Written	1,956	SEK 301.9	European	11/5/2016
USD 0.25 ordinary	Call option	Written	2,580	SEK 307.9	European	23/10/2017

3.           AGREEMENTS TO PURCHASE OR SELL ETC.

Full details should be given so that the nature of the interest or position can be fully understood:

It is not necessary to provide details on a Supplemental Form (Open Positions) with regard to contracts for differences (“CFDs”) or spread bets.

The currency of all prices and other monetary amounts should be stated.

The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 May 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary